EXHIBIT TO ITEM 77C

KOBREN INSIGHT FUNDS

A Special Meeting of Shareholders of Kobren Insight Funds was held on October 19, 2005. The following proposals were submitted for a vote of the shareholders (1) for Kobren Growth Fund (Growth Fund) and Delphi Value Fund (Value Fund), approve a new investment advisory agreement (Proposal 1) (2) for Value Fund, approve a new investment subadvisory agreement (Proposal2);and (3) for Value Fund (retail class only), approve a new Rule 12b-1 distribution plan (Proposal 3). All proposals were approved by shareholders and the results of the voting are as follows:

Proposal 1

	Number of Shares
	Growth Fund	Value Fund
For	2,392,671.206	4,060,236.386
Against	169,832.262	78,379.290
Abstain	166,070.863	56,036.132

Proposal 2

Number of Shares
For	4,066,078.592
Against	70,704.831
Abstain	53,868.385

Proposal 3

Number of Shares
For	1,916,325.944
Against	126,410.783
Abstain	42,244.810